Thomas S. Timko Vice President, Controller, & CAO	General Motors Company M/C 482-C34-D71 300 Renaissance Center Detroit, MI 48265 313-667-3434

June 2, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

Melissa Raminpour
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:    General Motors Company
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 4, 2015
File No. 001-34960

Dear Ms. Raminpour:

This letter from General Motors Company (the “Company” or “GM”) is in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 26, 2015, relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2014 (File No. 001-34960) filed with the Commission on February 4, 2015 (the “Form 10-K”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.

Form 10-K for the Year Ended December 31, 2014

Exhibit 12

1.
Since your ratio of earnings to fixed charges is less than 1 for the year ended December 31, 2012, please revise to disclose the dollar amount of the deficiency of earnings to cover fixed charges for this period. Refer to the guidance in Instruction 2 to Item 503(d) of Regulation S-K.

The Company respectfully advises the Staff that the disclosures required under the guidance in Instruction 2 to Item 503(d) of Regulation S-K are included in the following sentence under the table that includes the calculation of the ratio of earnings to fixed charges on Exhibit 12:

“Earnings in the year ended December 31, 2012 were inadequate to cover fixed charges by $28.8 billion and combined fixed charges and preferred stock dividends by $29.7 billion.”

Form 8-K filed April 23, 2015

2.
We note from the press release included in exhibit 99.1 that EBIT-adjusted is the first measure presented in the exhibit, prior to net income. As required by instruction 2 of Item 2.02 of Form 8-K and Item 10(e)(1)(i)(A) of Regulation S-K, please revise to present GAAP net income with equal or greater prominence to the non-GAAP measure EBIT-adjusted.

In response to the Staff’s comment, the Company will ensure that its disclosures in future filings present GAAP net income with equal or greater prominence to the non-GAAP measure EBIT-adjusted.

3.
We further note from page 1 of exhibit 1 of your first quarter 2015 earnings release that you reconcile EBIT-adjusted to Income (loss) before income taxes. Please note that the most directly comparable GAAP measure would be net income (loss). Refer to Question 103.02 outlined in the Division of Corporation Finance’s Compliance and Disclosure Interpretations regarding Non-GAAP measures maintained on the Commission’s website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm and revise appropriately.

In response to the Staff’s comment, the Company proposes to revise its disclosures in future filings to reconcile the non-GAAP measure EBIT-adjusted to the most directly comparable GAAP measure net income attributable to stockholders as follows:

The following table summarizes the reconciliation of EBIT-adjusted to its most comparable U.S. GAAP measure, Net income attributable to stockholders (dollars in millions):

	Three Months Ended
	March 31, 2015	March 31, 2014
Operating segments
GM North America (GMNA)	$2,182	$557
GM Europe (GME)	(239)	(284)
GM International Operations (GMIO)	371	252
GM South America (GMSA)	(214)	(156)
General Motors Financial Company, Inc. (GM Financial)(a)	214	221
Total operating segments(a)	2,314	590
Corporate and eliminations	(232)	(124)
EBIT-adjusted(b)	2,082	466
Special items	(547)	(427)
Automotive interest income	49	53
Automotive interest expense	(110)	(103)
Income tax benefit (expense)	(529)	224
Net income attributable to stockholders	$945	$213
__________________

(a)	GM Financial amounts represent income before income taxes-adjusted.

(b)	GM's automotive operations' interest income and interest expense are recorded centrally in Corporate.

In connection with the responses to your comments we hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in our compliance with applicable disclosure requirements and in enhancing the overall disclosures in our filings. Should you have any questions or comments regarding the responses in this letter, please feel free to contact me at (313) 667-3434.

Very Truly Yours,

/s/ THOMAS S. TIMKO
Thomas S. Timko Vice President, Controller and Chief Accounting Officer